Filed by Washington Mutual, Inc.

                        Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: Dime Bancorp, Inc.
                                                Commission File No. 001-13094


                                                          Date: July 18, 2001


         Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between Washington Mutual and Dime, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about Washington Mutual's and Dime's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual's and Dime's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Dime may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;
(4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Dime may fail to approve the merger;
(6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Washington Mutual's and Dime's markets; (10) the concentration of Washington Mutual's operations in California may adversely affect results if the California economy or real estate market declines; and
(11) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Washington Mutual's and Dime's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

         All written and oral forward-looking statements contained in this filing concerning the proposed transaction or other matters attributable to Washington Mutual or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Washington Mutual and Dime do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to Dime's stockholders for their consideration. Washington Mutual and Dime will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Washington Mutual, Investor Relations, 1201 Third Avenue WMT2140, Seattle, Washington 98101 (206-461-3187) or to Dime, Investor Relations, 589 Fifth Avenue, New York, New York 10017 (212-326-6170).

         Dime and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dime in connection with the merger. Information about the directors and executive officers of Dime and their ownership of Dime common stock is set forth in the proxy statement, dated May 10, 2001, for Dime's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

                                     *    *    *

THE FOLLOWING IS A MEMORANDUM DELIVERED BY CRAIG DAVIS, PRESIDENT OF WASHINGTON MUTUAL HOME LOANS & INSURANCE SERVICES GROUP TO THE EMPLOYEES OF NORTH AMERICAN MORTGAGE CO. ON JULY 17, 2001.


[Washington Mutual logo appears here]

MEMORANDUM

TO:               North American Mortgage Co. Team

FROM:             Craig Davis, President
                  Washington Mutual Home Loans & Insurance Services Group

DATE:             July 17, 2001

SUBJECT:          Washington Mutual's Strategic Mortgage Lending Focus


The announcement that North American Mortgage Co. will soon join forces with Washington Mutual Home Loans is great news. Together, NAMC and WaMu will be the mortgage industry's leading organization. When we bring our companies together and leverage the strengths of each group, we will create a true lending powerhouse. All of us at WaMu look forward to getting to know each of you better over the coming months.

Right now, I'm sure you have lots of questions about what we are planning to do and how all of this is going to work. So, let's take a look at some of those issues:

|X|      What's WaMu's strategy?
|X|      Why NAMC?
|X|      Why now?
|X|      What about me?

What's WaMu's strategy?

At Washington Mutual, our commitment to the mortgage business is a key part of our overall business strategy. We are passionate about this business. As both a leading portfolio lender and a major traditional mortgage banker, we have the products to keep our team competitive throughout all points of the interest rate cycle. Our multiple distribution channels (retail, wholesale prime, wholesale subprime and correspondent) allow customers to do business with us in the manner they choose. Whether they are most comfortable working with a broker, a loan consultant or applying for a home loan online, WaMu can meet their needs. Our goal is to make it as easy as possible to do business with us.

We strongly believe that to be a player in today's mortgage industry, size and scale are required. That's why we've got an aggressive build-and-buy strategy to keep us ahead of the competition. We'll build our national franchise from within by retaining and recruiting top-performing sales and support teams and by delivering exceptional service. We'll also continue to make strategic acquisitions that will augment our internal growth.

To ensure our competitive edge, we continue to make significant investments in the development and enhancement of key strategies: (1) Technology, specifically our automated origination platform, Optis(TM); (2) Brand awareness through our national advertising of "The Power of Yes(R)."; (3) Portfolio power, as we maintain our flexibility as a portfolio lender and our position as the largest holder of mortgages after Fannie Mae and Freddie Mac; and (4) Broad product philosophy: We want to be No. 1 in all product categories -- fixed rate, adjustable, government, subprime, jumbo ... you name it.

Why NAMC?

The addition of NAMC to the WaMu Home Loans team is a terrific fit from several perspectives. First, our combined loan servicing portfolios will surpass the half-trillion dollar mark at $512 billion. That puts us firmly in the No. 1 spot nationally with 10% market share. Why is that so important? First, servicing is a scale business. The larger your servicing operation, the more efficient and profitable you can be. More importantly, we never sell servicing for a very strategic reason: It gives our team the opportunity to build long-term relationships with borrowers and enhance repeat business.

From an origination standpoint, NAMC further diversifies our geographic reach and extends our lead as the nation's leading mortgage originator. On a pro-forma basis for the first quarter, our combined originations exceeded $42 billion with 11% market share. And, while recent acquisitions have added significant size and scale to our wholesale and correspondent lending channels (which we will continue to grow aggressively) the addition of NAMC's strong retail distribution channel accelerates the expansion of our combined flagship retail channel.

Why now?

It's true; Washington Mutual has made a lot of acquisitions over the years and several significant mortgage acquisitions quite recently, including Bank United, PNC Mortgage and Fleet Mortgage. However, we are confident that we have the capacity, strategy and people necessary to bring our two companies together successfully.

So, let's look at the status of our other integrations: Bank United was completed in May; PNC Mortgage will be finalized next month when we complete the rollout of Optis to the sales force as well as the servicing conversion to Alltel; Fleet Mortgage will be completed by year-end in terms of the integration of sales and sales management as well as operations. Servicing will convert in the first quarter of 2002. By year-end, with all of this behind us, we can focus our combined resources on bringing our groups together. We expect the NAMC integration to be completed by the end of the second quarter next year.

What about me?

While technology, brand awareness, commitment to the business, a broad product line and the ability to do both portfolio lending and mortgage banking are all extremely important, when all is said and done, we are in the business of putting people into homes. We value the contributions of each employee and our goal is to retain as many NAMC employees as possible.

While we have come a long way in a relatively short period of time, quality people are the foundation of our organization. And, since we still have a long way to go...we need and want to build the strongest team possible.

How will we address any overlap in sales offices? One office at a time. While some consolidation will likely occur, our goal is to expand the number of sales offices by more than 200 nationally. Our strategy for sales office locations is to maximize market potential. Therefore, we evaluate each market and each office individually.

From a support standpoint, we currently have over 1,400 open positions in our group, and another 2,300 open positions company-wide.

Speaking of operations, our Loan Fulfillment Centers are built on the philosophy that processing, underwriting, appraisal and closing are one team, providing seamless support to the field. We do this regionally. The 40+ teams are dedicated to specific distribution channels and are located in the markets we serve. We believe it's the best possible support structure from both a service and efficiency standpoint and gives our underwriting team the local community knowledge required to say "yes" more often.

While we have been working hard to build the nation's leading mortgage lender, we do not have all the answers. We learn from each new group that joins our team. Each acquisition has improved the way we do business and the products we offer.

What's next?

Even though the anticipated close of this transaction is set for early 2002, we will continue to be in close communication with you. While there is a lengthy period prior to close, we plan to use the time wisely. Rich Mirro and I, as well as our teams, talk regularly and are thoughtfully and thoroughly analyzing opportunities. As decisions are made, we will communicate to you.

In the meantime, we've planned an in-person kick-off meeting with senior managers and the sales team in September. There, you'll get a more detailed look at our strategy and see where we're headed and how we plan to get there together. More information about this meeting will be coming in the weeks ahead. Additionally, we will also visit key operating areas nationwide (including Albion, NY, Santa Rosa, CA and Monroe, LA) in the next few weeks. For today and tomorrow, it's business as usual. Keep up the exceptional work you are doing. As our teams come together, we will see what a great future we all have ahead of us.

c:  HLIS Operating Committee
     WaMu Senior Managers

In connection with the proposed merger, Washington Mutual will file a registration statement with the Securities and Exchange Commission containing a joint proxy statement/prospectus. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Washington Mutual and Dime, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can be obtained, without charge, from Washington Mutual, Investor Relations, 1201 Third Avenue WMT2140, Seattle, Washington 98101 (206-461-3187) or Dime, Investor Relations, 589 Fifth Avenue, New York, New York 10017 (212-326-6170).

Information about the participants in the proxy solicitation is set forth in Dime's proxy statement on Schedule 14A, as filed with the SEC on March 10, 2001, and will be available in the joint proxy/prospectus regarding the proposed merger contained in Washington Mutual's registration statement on Form S-4.

The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Washington Mutual's and Dime's public reports filed with the SEC.